FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of September 2013

SANTANDER UK PLC

(Translation of registrant's name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Santander UK plc

Board Change

Santander UK plc has today announced the appointments of Alain Dromer and Scott Wheway as Non-Executive Directors of the Board with effect from 1 October 2013.

These appointments have been approved by the PRA and the FCA.

- Ends -

For further details, please contact:

Anthony Frost	(Head of UK Communications)	020 7756 6284
James S. Johnson	(Head of Investor Relations)	020 7756 5014
For more information contact:	ir@santander.co.uk

Notes to Editors:

1.	Alain Dromer is an experienced financial services executive director. He has 25 years experience in asset management and capital markets in the UK and Europe, together with nearly 10 years experience with the French Treasury.
2.	Alain Dromer was previously CEO of Aviva Investors; Global Head of Group Investment Business of HSBC Investments; Head of Asset Management at CCF Credit Commercial de France and Head of Capital Markets of La Compagnie Financiere Edmond de Rothschild Banque. Prior to that he held various roles in the Government of France, French Treasury including Section Head, World Monetary Affairs & IMF, and Deputy Head/Office of Financial Markets. He is currently a director of certain Moody’s subsidiaries in Europe, including Moody’s Investors Service Limited; and a director of Majid Al Futtaim Trust LLC.
3.	Scott Wheway is an experienced executive director from the retail sector. He has nearly 30 years of retail experience in the UK and internationally, together with over 5 years experience as a non-executive within Financial Services.
4.	Scott Wheway was CEO of Best Buy Europe and MD of Boots the Chemist, prior to which he held various senior roles within Tesco plc, including Operations Director and CEO, Tesco Japan. He is currently a non-executive director of Aviva plc where he is chair of the Remuneration Committee and a Member of the CSR Committee.

5.	Scott Wheway’s full name is “Jonathan Scott Wheway”, although he is known as “Scott”.

Additional information about Santander UK and Banco Santander, S.A.

Banco Santander (SAN.MC, STD.N, BNC.LN) is a retail and commercial bank, based in Spain, with a presence in 10 main markets. Banco Santander is the largest bank in the euro zone by market capitalisation. Founded in 1857, Banco Santander had EUR 1,388 trillion in managed funds, 102 million customers, 14,392 branches – more than any other international bank – and 187,000 employees at the close of 2012. It is the largest financial group in Spain and Latin America. It also has significant positions in the United Kingdom, Portugal, Germany, Poland and the northeast United States. Santander had a pre-provision profit of EUR 23,559 billion in 2012, an increase of 2% from the previous year.

Santander UK is a leading financial services provider in the UK and offers a wide range of personal and commercial financial products and services. With 1,187 branches (including agencies), 36 regional Corporate Business Centres and c. 24,000 employees (on a group basis), Santander UK serves more than 15 million active customers as at 30 June 2013.

Banco Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK continues to have its preference shares listed on the London Stock Exchange. Nothing in this announcement constitutes or should be construed as constituting a profit forecast. Further information about Santander UK is available at the group’s website: www.aboutsantander.co.uk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 25 September 2013	By / s / Jessica Petrie (Authorized Signatory)